Exhibit (d)(11)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 1, effective as of June 23, 2021 (“Amendment No. 1”), to the Investment Sub-Advisory Agreement dated July 16, 2020 (“Agreement”) between Equitable Investment Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“EIM” or “Adviser”) and SSGA Funds Management, Inc., a corporation organized in the Commonwealth of Massachusetts (“SSGA” or “Sub-Adviser”).

EIM and SSGA agree to modify the Agreement as follows:

1.    New Portfolio. EIM hereby appoints SSGA as a Sub-Adviser to the 1290 VT Convertible Securities Portfolio.

2.    Duration of Agreement. With respect to the 1290 VT Convertible Securities Portfolio, the Agreement will continue in effect for a period of two years from the date first set forth above and may be continued thereafter pursuant to Section 14.C. of the Agreement.

3.    Appendix A. Appendix A to the Agreement setting forth the portfolios of the Trust for which the Sub-Adviser is appointed as the investment sub-adviser and the fee payable to the Sub-Adviser with respect to the portfolios is hereby replaced in its entirety by Appendix A attached hereto.

4.    Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC		SSGA FUNDS MANAGEMENT, INC.

By:	/s/ Kenneth Kozlowski	By:	/s/ Ellen M. Needham
	Kenneth Kozlowski		Name: Ellen M. Needham
	Director, Executive Vice President and Chief Investment Officer		Title: President

APPENDIX A

AMENDMENT NO. 1

TO

INVESTMENT SUB-ADVISORY AGREEMENT

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio(s)	Annual Sub-Advisory Fee Rate**
EQ/Core Bond Index Portfolio	0.02% of the Portfolio’s average daily net assets up to and including $2 billion; and 0.015% of the Portfolio’s average daily net assets in excess of $2 billion

EQ/Intermediate Government Bond Portfolio	0.02% of the Portfolio’s average daily net assets up to and including $2 billion; and 0.015% of the Portfolio’s average daily net assets in excess of $2 billion.

Multimanager Core Bond Portfolio*	0.02% of the Sub-Adviser Allocation Portion’s average daily net assets up to and including $2 billion; and 0.015% of the Sub-Adviser Allocation Portion’s average daily net assets in excess of $2 billion.

1290 VT Convertible Securities Portfolio

0.08% of the Portfolio’s average daily net assets up to and including $250million; 0.06% of the Portfolio’s average daily net assets in excess of $250 million and up to and including $500 million; and 0.04% of the Portfolio’s average daily net assets in excess of $500 million.

Subject to a minimum annual revenue of $30,000

*

Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Sub-Adviser, which may be referred to as the “Sub-Adviser Allocation Portion.”

**

The daily sub-advisory fee for the Portfolio/Sub-Adviser Allocation Portion is calculated by multiplying the aggregate net assets of the Portfolio/Sub-Adviser Allocation Portion at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.